FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

April 29, 2026.

Item 3.News Release

The news release (the “News Release”) was issued on April 29, 2026 and disseminated by Newsfile Corp.

Item 4.Summary of Material Change

The Company announced strategic leadership transition with Zaki Rakib assuming role of Chief Executive Officer.

Item 5.Full Description of Material Change

The Company announced a strategic leadership transition designed to sharpen execution of its “two-lens strategy” across its direct-to-consumer (“D2C”) business and its Contract Development and Manufacturing Organization (“CDMO”) business.

Dr. Zaki Rakib, the Company’s Co-Founder and Executive Chairman, has assumed the role of Chief Executive Officer, consolidating leadership of R&D, Manufacturing, and Operations in the CDMO division under a unified structure.  Ilan Sobel, who has served as Chief Executive Officer since 2020, has transitioned from his executive role and has been appointed to the Company’s Board of Directors, where he will focus on advancing the D2C business.

Dr. Rakib is uniquely positioned to lead this next phase of BioHarvest’s growth. His current leadership of the CDMO division, combined with recent oversight of the Company’s entire R&D organization, provides direct, hands-on command of the platform’s most critical capabilities. Dr. Rakib brings more than 35 years of executive leadership experience, deep institutional knowledge of BioHarvest’s technology platform, and a proven record of building high-growth companies. As Co-Founder and former Chief Executive Officer of BioHarvest, he has been instrumental in shaping the Company’s strategic direction since its inception. Prior to BioHarvest, Dr. Rakib was Co-Founder and CEO of Terayon Communication Systems, which he scaled from inception to $380 million in annual revenue and a $7 billion market capitalization as a Nasdaq-listed company within six years.

The Board of Directors expressed its appreciation to Mr. Sobel for his significant contributions over the past six years. Since assuming the Chief Executive Officer role in 2020, Mr. Sobel led BioHarvest from a pre-revenue operation to approximately $35 million in revenue in fiscal year 2025, establishing the Company as a fully operational, Nasdaq-listed growth platform. The board looks forward to continuing to benefit from Mr. Sobel’s expertise in his capacity as a director.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

May 11, 2026.